UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 000-53354

CUSIP Number 45174J103

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

iHeartMedia, Inc.

Full Name of Registrant

Former Name if Applicable

20880 Stone Oak Parkway

Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78258

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported on a Form 12b-25, iHeartMedia, Inc. (the “Company”) was unable to file its annual report on Form 10-K for the fiscal year ended December 31, 2017 (the “Annual Report”) within the prescribed period due to a delay in completion of the financial statements of Clear Media Limited, an indirect, non-wholly-owned subsidiary of the Company whose ordinary shares are listed, but are currently suspended from trading, on the Hong Kong Stock Exchange. The Company determined it was necessary and prudent to delay the filing of the quarterly report on Form 10-Q for the three months ended March 31, 2018 (the “Form 10-Q”) to allow management to focus on completing the Annual Report. Due to the competing demands on management, the delay in filing the Form 10-Q could not be avoided.

The Company currently expects to be able to file the Form 10-Q on May 22, 2018, which is after the prescribed fifth calendar day from the due date of the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lauren E. Dean	210	832-3320
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ YES ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report consolidated revenue of approximately $1,370 million for the three months ended March 31, 2018 compared to consolidated revenue of $1,329.3 million for the three months ended March 31, 2017. The increase is primarily due to an impact from movements in foreign exchange rates of approximately $35 million, as well as revenue growth from the Company’s international business. The Company expects to report consolidated operating income of approximately $62 million for the three months ended March 31, 2018 compared to consolidated operating income of $114.1 million for the three months ended March 31, 2017. The approximately $52 million decrease is due primarily to increased direct operating expenses and selling, general and administrative expenses, and a $28.6 million gain on the exchange of the outdoor Indianapolis market for certain assets in Atlanta, Georgia and cash recognized during the three months ended March 31, 2017. The Company expects to report a consolidated net loss of approximately $(412) million for the three months ended March 31, 2018 compared to a consolidated net loss of $(388.2) million for the three months ended March 31, 2017. The increase in consolidated net loss is due primarily to the decrease in operating income described above and the recognition of reorganization items as a result of the Company’s filing voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, and is partially offset by an income tax benefit recognized during the three months ended March 31, 2018.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “believes,” “intends,” “anticipates,” “plans,” “expects” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements include statements regarding the expectations about the Company’s results and the timing of the filing of its Quarterly Report on Form 10-Q for the three months ended March 31, 2018. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties include, without limitation, those risks and uncertainties described in the sections entitled “Risk Factors” in the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) and similar disclosures in subsequent periodic and current reports filed with the SEC, which are available on the investor relations page of the Company’s website at www.iheartmedia.com and on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report except as required under federal securities laws.

iHeartMedia, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2018	By:	/s/ Scott D. Hamilton
	Name:	Scott D. Hamilton
	Title:	Senior Vice President, Chief Accounting Officer and Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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